UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549




                          SCHEDULE 13G



            Under the Securities Exchange Act of 1934
                        (Amendment No. 2)


                       THERMO VOLTEK CORP.
                       -------------------
                        (Name of Issuer)

                          COMMON STOCK
                          ------------
                 (Title of Class of Securities)


                            883602104
                            ---------
                         (CUSIP Number)

Check the following box if a fee is being paid [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and
(2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Schedule 13G as originally filed February 8, 1995 and, as heretofore amended, is further amended and is also restated in its entirety pursuant to Regulation S-T, Item 101(a)(2)(ii).

                          SCHEDULE 13G
CUSIP No. 883602104                          Page 2 of 5 Pages


1   NAME OF REPORTING PERSONS - S.S. OR I.R.S. IDENTIFICATION NOS.
    OF ABOVE PERSONS:
         CREDIT SUISSE

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [ ]
                                                          (b) [x]

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION:
         SWITZERLAND

               5    SOLE VOTING POWER:
                         -0-
  NUMBER OF
    SHARES
 BENEFICIALLY
   OWNED BY    6    SHARED VOTING POWER:
EACH REPORTING           292,485
 PERSON WITH
               7    SOLE DISPOSITIVE POWER:
                         -0-

               8    SHARED DISPOSITIVE POWER:
                         292,485
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                         292,485

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES [x]     Not Applicable

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                          3.05%

12  TYPE OF REPORTING PERSON
         BK;


                          SCHEDULE 13G

Item 1(a).   Name of Issuer:     THERMO VOLTEK CORP.


Item 1(b).   Address of Issuer's Principal Executive Offices:
                          27 RADIO CIRCLE DR.
                          MOUNT KISCO, N.Y.  105492611

Item 2(a).   Name of Person Filing:

             CREDIT SUISSE

Item 2(b).   Address of Principal Business Office, or, if none,
             Residence:

             PARADEPLATZ 8, 8070 ZURICH, SWITZERLAND

Item 2(c).   Citizenship:

             SWITZERLAND

Item 2(d).   Title of Class of Securities:

             COMMON STOCK

Item 2(e).   CUSIP Number:

             883602104

Item 3.      If this Statement is being filed pursuant to Rules
             13(d)1(b) or 13d2(b), check whether the person filing is a:

             (a)  [ ]  Broker or Dealer registered under Section
                       15 of the Act

             (b)  [x]  Bank as defined in section 3(a)(6) of the
                       Act

             (c)  [ ]  Insurance Company as defined in section
                       3(a)(19) of the Act

             (d)  [ ]  Investment Company registered under
                       section 8 of the Investment Company Act

             (e)  [ ]  Investment Adviser registered under
                       section 203 of the Investment Advisers Act of
                       1940

             (f)  [ ]  Employee Benefit Plan, Pension Fund which
                       is subject to the provisions of the Employee
                       Retirement Income Security Act of 1974 or
                       Endowment Fund

             (g)  [ ]  Parent Holding Company, in accordance
                       with [Section] 240.13d1(b)(ii)(g)

             (h)  [ ]  Group, in accordance with
                       [Section] 240.13d1(b)(1)(ii)(H)

Item 4.      Ownership (as of December 31, 1996):


             (a)  Amount Beneficially owned:
                       292,485

             (b)  Percent of Class:
                       3.05%

             (c)  Number of shares as to which such person has:

                          (i)  sole power to vote or to direct
                               the vote:
                                 0

                         (ii)  shared power to vote or to direct
                               the vote:
                               292,485

                        (iii)  sole power to dispose or
                               direct the disposition of:
                                 0

                         (iv)  shared power to dispose of or
                               direct the disposition of:
                               292,485


As of December 31, 1996 approximately 99.9% of the outstanding common stock of Credit Suisse was owned by CS Holding, which is now known as Credit Suisse Group ("CSG"). CSG, for purposes of federal securities laws, may be deemed ultimately to control Credit Suisse. CSG, its executive officers and directors and its direct and indirect subsidiaries, in addition to Credit Suisse, may beneficially own shares of THERMO VOLTEK CORP. and such shares are not reported on this Statement. CSG disclaims beneficial ownership of shares of THERMO VOLTEK CORP. beneficially owned by its executive officers and directors and its direct and indirect subsidiaries, including Credit Suisse. Effective as of January 1, 1997, CSG reorganized its corporate structure. Pursuant to the restructuring, Credit Suisse changed its name to Credit Suisse First Boston.

The reporting person expressly declares that the filing of this
Schedule 13G shall not be construed as an admission that it is, for the purposes of Section 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Schedule 13G.

Item 5.      Ownership of Five Percent or Less of a Class:


             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
             [x]

Item 6.      Ownership of More Than Five Percent on Behalf of
             Another Person:


             Other than as disclosed herein, the reporting person knows of no other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13G.

Item 7.      Identification and Classification of Members of the
             Subsidiary Which Acquired the Securities Being
             Reported on by the Parent Holding Company:

             Not Applicable.

Item 8.      Identification and Classification of Members of the
             Group:

             Not Applicable.

Item 9.      Notice of Dissolution of Group:

             Not Applicable.

Item 10.     Certification:

             By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                            SIGNATURE
                            ---------

             After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated as of  January 27, 1997
                                      CREDIT SUISSE FIRST BOSTON*


                                      By: Andrae Lamprecht
                                          -------------------------
                                          Name:
                                          Title:

                                      By: Dorothee Locher Chiment
                                          -------------------------
                                          Name:
                                          Title:

*As of January 1, 1997, Credit Suisse changed its name to
CREDIT SUISSE FIRST BOSTON